UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD-INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   810-202101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                   MAY 23, 2013
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810-202101

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         806,662
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    806,662
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             806,662
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     7.2%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Scott's Liquid Gold-Inc. ("the company"), 4880 Havana Street, Denver, CO 80239.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $184,855.34 have been used to effect the purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

     The reporting person is the largest unaffiliated shareholder of Scott's Liquid Gold. He has acquired the shares for investment purposes.

     Notwithstanding CEO Mark Goldstein's atrocious record of value destruction, including losing money for all 10 of the last 10 years, the reporting person believes that the core "Liquid Gold" brand, in particular, retains substantial brand equity, and is ripe for a sale, that would unlock considerable value for shareholders.

     The reporting person submitted a letter to the board of directors, dated May 23, 2013 (see Exhibit #1). In the letter, the reporting person accuses the CEO, Mark Goldstein, of "pocketing" bids and expressions of interest to purchase the company, over many years, with a Goldstein "stacked" board impudently and brazenly "turning its head the other way." (The reporting person gives three specific examples of how bonafide M&A players, seriously interested in the company, were "shown the door" or "ignored" by Mr. Goldstein, with no evidence of independent board involvement whatsoever.)

     In the same letter, the reporting person announced his intention to present a shareholder proposal (see Exhibit #2) "off the floor" at the June
14, 2013 annual meeting, calling for the company to form a Special Committee, and to formally put itself up for sale. The reporting person states that there are interested parties he has spoken to, that he believes would be willing to offer a substantial premium to the current stock price, in a buyout, and that any offer of 50 cents or more for the company (as a result of a robust "shopping" process), should be accepted by the board. The reporting person noted that if the company received credible offer(s) to be bought, and the board failed in its duty to form a Special Committee to examine such offers (arms length from the CEO Mark Goldstein), that the reporting person intends to sue the board for breach of fiduciary responsibility.

     The reporting person stated also, in the letter, that if Mr. Goldstein wants to continue to "run" the company, he should be forced to take it private at a fair price, or the company should engage in a tender offer, at 50 cents per share, to take out those holders who want to separate from the failed manager that Goldstein has evidenced himself to be.

     The reporting person believes the board continues to evidence that its primary imperative is the protection of CEO Mark Goldstein's and his wife's sinecures with the company, and that the board has no interest in maximizing value for ALL stockholders. Consequentially, the reporting person believes the board continues to dissemble, hiding behind the "business judgement rule," and facilitating the maintenance of Mr. Goldstein's outrageous 22 year record of wanton value destruction, incompetence, and self-entrenchment as CEO.

     Separately, the reporting person announces his voting intentions for the aforementioned annual shareholder meeting. He intends to vote to WITHHOLD the entire board of directors, to vote AGAINST the executive pay ("say on pay"), to vote for ONE YEAR "say on pay" in the future, and to vote FOR Proposal #4, the shareholder proposal calling on the company to adopt cumulative voting.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the governance, business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated in this and previous 13D filings, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on May 23, 2013, the reporting person has sole voting and dispositive power over 806,662 shares of Scott's Liquid Gold, Inc.'s common stock. According to the company's 1st quarter 2013 Form 10-Q, as of May 13, 2013 there were 11,201,622 common shares outstanding. The reporting person is therefore deemed to own 7.2% of the company's common stock. Transactions effected by the reporting person, in the last 60 days, were performed in ordinary brokerage transactions, and are indicated as follows:

04/03/13  bought 10,000 shares @ $.266
04/04/13  bought 500 shares @ $.261
04/05/13  bought 2200 shares @ $.261
04/08/13  bought 2300 shares @ $.261
04/25/13  bought 5000 shares @ $.25
05/10/13  bought 5000 shares @ $.221
05/13/13  bought 10,000 shares @ $.24


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

Exhibit #1:  Letter to the SLGD board dated May 23, 2013.

Exhibit #2: Shareholder proposal calling for the Scott's Liquid Gold board to put the company up for sale, to be introduced "off the floor" at the Annual Meeting on June 14, 2013.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  05/23/13
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor